EXHIBIT (a)(1)(B)

OVERVIEW OF EMPLOYEE STOCK OPTION EXCHANGE OFFER

This is an overview of First Virtual Communications, Inc.’s employee stock option exchange program, which is described in the enclosed “Offer to Exchange Outstanding Options to Purchase Common Stock” dated July 25, 2003 (the “Offer Document”). Capitalized terms used in this overview and not otherwise defined shall have the definitions set forth in the Glossary beginning on page iv. of the Offer Document.

This is a summary only; see the full text of the Offer Document for details. If you have questions after reviewing these materials, please send them via email to tpolanco@fvc.com or leave a voice mail message at (650) 801-6330. While the employee stock option exchange program remains open we will include frequently asked questions and their answers on the First Virtual Intranet Web Site at http://argus.fvc.com/intranet/index.php.

The Offer

First Virtual Communications, Inc. (“FVC,” the “Company,” “we” or “us”) is offering its employees, employees of its subsidiaries and members of its board of directors, the opportunity to tender to the Company all outstanding stock options (“Eligible Options”) (the “Offer”). To participate in this Offer, you must sign and complete the enclosed Election Form, and submit it, in its entirety, before 5:00 p.m. Pacific Daylight Saving Time on the Expiration Date (currently August 22, 2003, unless we extend the Offer). Please see “Making Your Election” below for further instructions. If you do not submit an Election Form in accordance with these instructions by the stated time on the Expiration Date, you will be deemed to have rejected the Offer.

If the Company accepts the Eligible Options tendered by employees, those Eligible Options will be cancelled and exchanged for “Replacement Options.” The Replacement Options will be granted on the Replacement Grant Date (currently expected to be February 23, 2004, unless the Expiration Date is extended, we postpone the acceptance of Eligible Options beyond August 22, 2003 or a later grant date is required under local law), and will have an exercise price at least equal to the closing price of First Virtual Communications’ common stock that day.

If accepted by the Company, Eligible Options that you tender for exchange will be replaced by a Replacement Option covering one (1) share for every three (3) shares covered by Eligible Options that you tender for exchange; provided, however, that Options granted in the six (6) month period immediately preceding the Offer Date that are cancelled due to your participation in the Offer will be replaced by the same number of Replacement Options. Please note that our Board of Directors approved a 1-for-5 reverse stock split of the Company’s outstanding common stock, effective at 5:00 PM EDT on June 27, 2003. This means that the number of shares covered by each of your Eligible Options was reduced and your exercise price per share was increased to reflect this stock split. If you have any questions about the number of shares covered by your Eligible Options, or the exercise price of your Eligible Options, please contact Tammy Polanco via telephone at (650) 801-6330 or via email at tpolanco@fvc.com.

Replacement Options will vest in substantially equivalent monthly increments over a twenty-four (24) month period commencing with the Replacement Grant Date. Approximately one twenty-fourth (1/24) of the shares covered by the Replacement Option will vest on each one-month anniversary of the Replacement Grant Date. Please note, however, that Replacement Options granted to employees located outside the United States may be subject to different vesting terms (please see full text of the Offer Document for more details).

All First Virtual Communication’s employees and employees of its subsidiaries, including executive officers, and members of its Board of Directors, both in the U.S. and in foreign countries, who are currently holding Eligible Options are eligible to participate.

Participation in this employee stock option exchange program is completely voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions. Neither the Company nor our Board of Directors can provide any advice about whether or not to participate in this Offer, nor have we authorized anyone to advise you whether or not to participate in this Offer. We recommend that you speak with your personal financial advisor to weigh the benefits and risks involved.

Purpose Of The Offer

Many of our outstanding employee options, whether or not they currently can be exercised, have exercise prices that are significantly higher than the current market price of our common stock. However, by making the offer to cancel and exchange outstanding Eligible Options for Replacement Options, we intend to provide our employees and employees of other subsidiaries with the opportunity to potentially hold options that, over time, may have a greater potential to provide value, and thereby create better incentives for our employees and our subsidiaries to remain with us and our subsidiaries and contribute to the attainment of our business and financial objectives and the creation of value for all of our stockholders. We recognize that the decision to accept the Offer is an individual one that should be based on a variety of factors. You should consult your personal advisors if you have questions about your financial or tax situation. No one can guarantee that the Replacement Options will have a lower exercise price than the Eligible Options.

What You Can Exchange

You can tender any or all Eligible Options for exchange, but you cannot tender part of a grant for exchange. For example, if you hold more than one Eligible Option, then you could decide to tender both Eligible Options, or you could elect to turn in only one of the two Eligible Options. But, assuming each option grant was for 100 shares, you cannot decide that for either grant you want to keep 50 and tender only 50 for exchange. You have to tender each Eligible Option in its entirety for exchange (in other words, all 100 shares of one grant and/or all 100 shares of the other grant in this example).

You should also be aware that if you decide to exchange any Eligible Options, you must exchange all options granted to you during the six month period immediately preceding July 25, 2003, the date that we commenced the Offer (the “Offer Date”). This includes all options granted on or after January 25, 2003.

Making Your Election

     To accept the Offer, you must fax, mail or hand deliver a signed and completed Election Form, in its entirety, to our Human Resources Department before 5:00 p.m., Pacific Daylight Saving Time, on the Expiration Date (currently August 22, 2003, unless we extend the Offer).

     Election Forms submitted via fax must be sent to the following number: 650.801.6901. You may use First Virtual Communications’ fax machines for this purpose free of charge. Election Forms submitted via mail or hand delivery must be delivered to: Human Resources, First Virtual Communications, Inc., 3200 Bridge Parkway, Suite 202, Redwood City, CA 94065, U.S.A. You may utilize regular U.S. Mail, an overnight courier service, First Virtual Communications’ (or your employer’s ) inter-office mail or any other similar method to mail your Election Form. However, in all cases you should allow sufficient time to ensure your Election Form is received before the deadline.

The method of delivery is at your sole election and risk, and your completed, signed Election Form must actually be received by our Human Resources Department no later than 5:00 p.m. Pacific Daylight Saving Time on the Expiration Date. THERE WILL BE NO EXCEPTIONS. Delivery will be deemed made only when actually received by us in accordance with the above-noted instructions. Depositing your Election Form in the mail or with a courier, or initiating but not completing a fax, before the deadline will not by itself be sufficient to constitute adequate delivery - your Election Form must physically reach Human Resources before the deadline in order to be valid. If we do not receive a properly completed and duly signed Election Form from you before 5:00 p.m. Pacific Daylight Saving Time on the Expiration Date, we will not accept any of your Eligible Options for exchange and we will not grant any Replacement Options to you.

We will only accept Election Forms submitted via fax, mail or hand delivery, and we will not accept any Election Forms delivered by e-mail. We will not accept delivery of any Election Forms after 5:00 p.m., Pacific Daylight Saving Time, on the Expiration Date.

You do not need to return your stock option agreements for your Eligible Options as they will be automatically cancelled if we accept your Eligible Options for exchange. You will be required to return your stock option agreements only upon our request.

Confirmation of Election.

If submitted via fax, you should retain the confirmation sheet from the facsimile transmittal of your Election Form as evidence of timely transmission. Additionally, as soon as administratively practicable after the Expiration Date, a confirmation will be mailed to your home address or, if you are an employee located outside the United States, to your local Human Resources Manager for distribution. If you timely and properly submit an Election Form and do not receive this confirmation within three (3) weeks of the Expiration Date, please contact Tammy Polanco via email at hr@fvc.com or via telephone at 650-801-6330.

Changing Your Election; Withdrawal

     You may change your election as many times as you want. To change your election, you must sign and re-submit a new Election Form in accordance with the above-noted instructions.

     If you elected to tender one or more Eligible Options for exchange, and subsequently decide you do not want to participate in the employee stock option exchange program, you can withdraw your election anytime before 5:00 p.m. Pacific Daylight Saving Time on the Expiration Date. To withdraw your election, you must fax, mail or hand deliver a signed and completed Withdrawal Form, in its entirety, to Human Resources before 5:00 p.m. Pacific Daylight Saving Time on the Expiration Date.

The last form we receive in its entirety from you prior to 5:00 p.m. Pacific Daylight Saving Time on the Expiration Date will be considered your final election (or withdrawal) with respect to the Offer.

Deadline Extension

If for any reason we extend the Expiration Date or we postpone the acceptance of Eligible Options beyond August 22 2003, the Replacement Grant Date would be moved out by a corresponding number of days after February 23, 2004.

Termination of Employment

If your employment with First Virtual Communications or one of its subsidiaries terminates for any reason prior to the Expiration Date (currently August 22, 2003, unless we extend the Offer) (whether or not in breach of local labor laws), you will not be eligible to participate in the Offer. Accordingly, any options you tendered for exchange prior to such termination will automatically be withdrawn from the Offer and will not be accepted for exchange. We will return those options to you and you may exercise those options in accordance with their terms (to the extent they are vested, or as otherwise provided in your option agreement), but you will not receive any Replacement Options. You are also ineligible to participate in the Offer if, prior to the Expiration Date, you resign or give notice of intention to cease employment with First Virtual Communications or one of its subsidiaries, or if you receive a notice of termination of your employment for any reason (whether or not in breach of local labor laws). For purposes of the Offer, we will treat you as having received a notice of termination if, at any time before the Expiration Date, (a) you receive written notice of termination of your employment with us or any of our subsidiaries for any reason and such termination of employment will not be extended by any notice period mandated under local law, or (b) in accordance with local laws, you file or agree in writing to file a petition in labor court, or you enter into an agreement to end your employment relationship with us or one of our subsidiaries.

Participating in the Offer does not guarantee you employment at First Virtual Communications or any of its subsidiaries. If for any reason you are not continuously employed by First Virtual Communications or one of its subsidiaries from the Expiration Date through the Replacement Grant Date (February 23, 2004, unless the Expiration Date is extended or we postpone the acceptance of Eligible Options beyond August 22, 2003), you will not receive any Replacement Options or any other consideration in exchange for the Eligible Options you have tendered for exchange, or any other options that have been cancelled because of your election to participate in the Offer.

Leave of Absence

If you are on a personal leave of absence that, as of the Expiration Date, is no more than 90 days, or if you are on a medical, parental, worker’s compensation, military or other statutorily protected leave of absence of any duration, you are eligible to participate in the Offer. If you are on a leave of absence but do not fall into any of these categories, you are not eligible to participate in the Offer.

Employees Outside the U.S.

Replacement Options granted to employees of First Virtual Communications’ subsidiaries located in certain non-U.S. countries may be subject to different terms and conditions from the Replacement Options granted to people employed in the United States, including, but not limited to, the Replacement Grant Date, exercise price and vesting schedule (please see full text of the Offer Document for more details).

Exclusions

No purchase rights granted under our Employee Stock Purchase Plan nor shares of First Virtual Communications’ common stock acquired under our Employee Stock Purchase Plan, 401(k) plan, or other employee plans are eligible to participate in the employee stock option exchange program.

More Information

We encourage you to review the full text of the enclosed Offer Document (including Schedules A and B) and the Questions & Answers attached to the Offer Document. If you have questions that you do not think these materials cover, please submit them via email to hr@fvc.com or leave a voice mail message at 650-801-6330. Also, remember to check the Questions & Answer section of the First Virtual Intranet Site at http://argus.fvc.com/intranet/index.php.

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